Statement of Computation of ratio of earning to fixed charges                Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges
(in millions except ratios)

		Six Months
		Ended June 30,	Year Ended December 31,
		2009	2008	2007	2006	2005	2004
		(in millions except ratios)
Consolidated earnings:
Net income (loss)		$(38.2)	$191.8	$98.2	$39.1	$55.7	$43.2
Add:	Income taxes	0	0	0	0	0	0
	Interest expense	8.0	17.2	10.4	11.6	9.3	5.1
	Portion of rents representative of interest expense	1.2	2.3	2.2	4.1	5.7	5.5
	Total	$(29.0)	$211.3	$110.8	$54.8	$70.7	$53.8

Fixed charges: (1)
Add:	Interest expense	$8.0	$17.2	$10.4	$11.6	$9.3	$5.1
	Portion of rents representative of interest expense	1.2	2.3	2.2	4.1	5.7	5.5
	Total	$9.2	$19.5	$12.6	$15.7	$15	$10.6

Ratio of earnings to fixed charges		*	10.8	8.8	3.5	4.7	5.1

(1)	Included in fixed charges is one−third of rental expense which management believes is the representative portion of interest.
*	Due to our loss for the six months ended June 30 2009, the ratio coverage was less than 1:1. With additional earnings of $21.3 million, we would have achieved a coverage ratio of 1:1.